

October 26, 2010

By U.S. Mail and Facsimile to: (952) 475-7975

Thomas F. Jasper
Executive Vice President and Chief Financial Officer
TCF Financial Corporation
200 Lake Street East, Mail Code EX0-03-A
Wayzata, Minnesota 55391-1693

> **Re: TCF Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **File No. 001-10253**

Dear Mr. Jasper:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark Webb
Legal Branch Chief